Exhibit 2.3

AMENDMENT NO. 1, dated as of September 23, 2014 (this "Amendment"), to the Agreement and Plan of Merger, dated as of July 15, 2014 (the "Agreement"), by and among GTECH S.p.A., a joint stock company organized under the Laws of Italy ("Gold"), solely with respect to Section 5.02(a) and Article VIII, GTECH Corporation, a Delaware corporation ("Gold US Sub"), Georgia Worldwide PLC, a public limited company organized under the Laws of England and Wales ("Holdco"), Georgia Worldwide Corporation, a Nevada corporation and wholly owned by Holdco ("Sub"), and International Game Technology, a Nevada corporation (the "Company").

WITNESSETH:

WHEREAS, the parties have entered into the Agreement;

                                  WHEREAS, the board of directors of Gold has determined that this Amendment is advisable and in the best interests of Gold and has approved this Amendment;

                  WHEREAS, the board of directors of the Company has determined that this Amendment is advisable and in the best interests of the Company and has adopted this Amendment;

WHEREAS, the Principal Gold Shareholders have delivered their prior written consent to this Amendment to the parties;

WHEREAS, subject to the terms and conditions set forth in this Amendment, the parties desire to amend the Agreement by entering into this Amendment in accordance with Section 7.03 of the Agreement.

NOW, THEREFORE, for and in consideration of the foregoing recitals and of the mutual covenants contained in this Amendment, the parties do hereby agree as follows:

1.            Conversion of Company Common Stock.

(a)            Section 2.02(a) of the Agreement is hereby amended and restated in its entirety as follows:

"(a)            Conversion of Company Common Stock.  Subject to Sections 2.03, 2.05 and 2.10, each share of Company Common Stock (each, a "Company Share") issued and outstanding immediately prior to the Company Merger Effective Time, other than Excluded Company Shares, shall automatically be converted into the right to receive the following consideration (such consideration, including any cash paid in lieu of fractional shares pursuant to this Section 2.02(a), the "Company Merger Consideration") and all such Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing Company Shares (a "Company Certificate") or non-certificated Company Share represented by book-entry ("Company Book-Entry Share") (other than Excluded Company Shares) shall thereafter represent only the right to receive the Company Merger Consideration, subject to Sections 2.05 and 2.10:

(i)
$13.69 minus (y) an amount equal to (I) the Special Dividend divided by (II) the number of Company Shares issued and outstanding immediately prior to the Company Merger Effective Time, in cash, without interest (the "Per Company Share Cash Amount"), and

(ii)
a number of validly issued, fully paid and non-assessable Holdco Shares determined by dividing (I) $4.56 by (II) the Gold Share Trading Price (such quotient, the "Exchange Ratio"); provided, however, that (x) if such quotient is less than 0.1582, the Exchange Ratio shall be 0.1582 and (y) if such quotient is greater than 0.1819, the Exchange Ratio shall be 0.1819, and

(iii)
if the Exchange Ratio without giving effect to the proviso set forth in clause (ii) above would exceed 0.1819 and be less than or equal to 0.2140, the Per Company Share Cash Amount shall be increased by an amount equal to the product of (x) the difference between the Exchange Ratio without giving effect to the proviso set forth in clause (ii) above and 0.1819, multiplied by (y) the Gold Share Trading Price, and

(iv)
if the Exchange Ratio without giving effect to the proviso set forth in clause (ii) above would exceed 0.2140, the Per Company Share Cash Amount shall be increased by an amount equal to the product of (x) the Gold Share Trading Price and (y) 0.0321.

provided, in each case, that no certificates or scrip representing fractional entitlements in respect of Holdco Shares shall be issued upon the conversion of Company Common Stock pursuant to this Article II; no Holdco dividend or other distribution or share split shall relate to any fractional entitlements; and no fractional entitlement shall entitle the owner thereof to vote or to any other rights of a securityholder of Holdco.  In lieu of any such fractional entitlement, each holder of Company Common Stock will be paid an amount in cash (without interest), rounded down to the nearest cent, determined by multiplying (A) the Gold Share Trading Price by (B) the fractional entitlement.  The parties acknowledge that payment of cash in lieu of fractional entitlements does not represent separately bargained-for consideration.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional entitlements, the Exchange Agent shall so notify the Holdco Merger Surviving Company, and the Holdco Merger Surviving Company shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional entitlements, without interest."

(b)            Section 2.06 of the Agreement is hereby deleted in its entirety, and the heading thereof is hereby replaced with the word "Reserved."

(c)            The first reference to "the Per Company Share Cash Election Consideration (determined without regard to the proviso in Section 2.02(a)(ii))" in Section 2.07(a) of the Agreement is hereby replaced with "the sum of (A) the Per Company Share Cash Amount and (B) the product of the Exchange Ratio and the Gold Share Trading Price (the "Cash Amount")", and the second reference to "the Per Company Share Cash Election Consideration (determined without regard to the proviso in Section 2.02(a)(ii))" in Section 2.07(a) of the Agreement" is hereby replaced with "the Cash Amount".

(d)            The reference to "the Per Company Share Cash Election Consideration (determined without regard to the proviso in Section 2.02(a)(ii))" in Section 2.07(b)(i) of the Agreement is hereby replaced with "the Cash Amount".

(e)            The reference to "the Exchange Ratio" in Section 2.07(b)(ii) of the Agreement is hereby replaced with "the (x) Exchange Ratio plus (y) the quotient (rounded to four decimal places) obtained by dividing the Per Company Share Cash Amount by the Gold Share Trading Price".

(f)            The reference to "Section 2.02(a)(i)(A)" in Section 5.16(d) of the Agreement is hereby replaced with "Section 2.02(a)(i)".

2.            Governance.  Section 5.20(a) of the Agreement is hereby amended and restated in its entirety as follows:

"(a)                             Prior to the Holdco Merger Effective Time, Holdco and Gold shall take all actions within their power as may be necessary to cause (i) the number of directors constituting the Holdco board of directors as of the Holdco Merger Effective Time and the Company Merger Effective Time to be thirteen (13) and (ii) the Holdco board of directors as of the Holdco Merger Effective Time and the Company Merger Effective Time, and for a period of three (3) years thereafter, to be composed as follows: (A) the Chief Executive Officer of Gold, (B) five (5) directors on the Company's board of directors as of the date hereof and designated by the Company prior to the Holdco Merger Effective Time and the Company Merger Effective Time (at least four (4) of whom shall meet the independence standards of the NYSE) (including the Chief Executive Officer of the Company and the Chairman of the Company), (C) six (6) directors designated by the Principal Gold Shareholders (at least three (3) of whom shall meet the independence standards of the NYSE) and (D) one (1) director mutually agreed to by Gold and the Company, who shall meet the independence standards of the NYSE applicable to non-controlled domestic U.S. issuers.  Holdco shall take all actions within its power as may be necessary to elect the persons designated pursuant to the foregoing clause (B) to a term concluding at the third anniversary of the Company Merger Effective Time."

3.            Required Gaming Approvals Condition.  Section 6.01(g) of the Company Disclosure Letter is hereby amended and restated in the form attached hereto as Schedule I.  Section 6.01(g) of the Gold Disclosure Letter is hereby amended and restated in the form attached hereto as Schedule II.

4.            Certain Defined Terms.  The references to the terms "Available Cash Election Amount", "Cash Electing Company Share", "Cash Election", "Cash Election Amount", "Cash Fraction", "Election Deadline", "Election Form Record Date", "Form of Election", "Mailing Date", "Mixed Consideration Electing Company Share", "Mixed Election", "Mixed Election Exchange Ratio", "Non-Electing Company Share", "Per Company Share Cash Election Consideration", "Share Electing Company Share" and "Share Election", and their corresponding Section numbers, are hereby deleted from Annex I to the Agreement.  The Section number corresponding to the term "Exchange Ratio" in Annex I to the Agreement is hereby amended to refer to "Section 2.02(a)(ii)".

5.            Other.  The references to "Section 5.07(e)" in Section 7.02(c) of the Agreement are hereby replaced with "Section 5.08(e)".

6.            General Provisions.

(a)            Modification; Full Force and Effect.  Except as expressly modified and superseded by this Amendment, the terms and provisions of the Agreement are and shall continue to be in full force and effect.

(b)            Definitions.  Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement.

(c)            Miscellaneous.  Section 8.02 through 8.10 of the Agreement shall apply mutatis mutandis to this Amendment.

[Signature page follows]

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IN WITNESS WHEREOF, Gold, Gold US Sub, Holdco, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

GTECH S.p.A.
By:	/s/ Marco Sala
	Name:	Marco Sala
	Title:	Chief Executive Officer
GTECH Corporation (solely with respect to Section 5.02(a) and Article VIII)
By:	/s/ Michael Prescott
	Name:	Michael Prescott
	Title:	SVP and General Counsel
Georgia Worldwide PLC
By:	/s/ Declan Harkin
	Name:	Declan Harkin
	Title:	Director
Georgia Worldwide Corporation
By:	/s/ Marco Sala
	Name:	Marco Sala
	Title:	Director
International Game Technology
By:	/s/ Paul C. Gracey, Jr.
	Name:	Paul C. Gracey, Jr.
	Title:	General Counsel and Secretary